Exhibit (a)(17)

FILED PSL

10 JUL 23 AM 11:19

BY	DEPUTY
HENN CO. DISTRICT
COURT ADMINISTRATOR

STATE OF MINNESOTA	JUDICIAL COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT

Case Type: Other Civil

JACK BORROR and PAT BORROR, Individually and On Behalf Of All Others Similarly Situated,	Court File No.

Plaintiffs,
VERIFIED CLASS
v.	ACTION COMPLAINT

ADC TELECOMMUNICATIONS, INC., JOHN J. BOYLE III, WILLIAM R. SPIVEY, ROBERT E. SWITZ, LARRY W. WANGBERG, LOIS M. MARTIN, KRISH A. PRABHU, JOHN E. REHFELD, DAVID A. ROBERTS, MICKEY P. FORET, JOHN D. WUNSCH, TYCO ELECTRONICS LTD., TYCO ELECTRONICS MINNESOTA, INC.,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiffs Jack Borror and Pat Borror (“Plaintiffs”), by their undersigned attorneys, allege upon knowledge as to their own acts and upon information and belief as to all other matters, based upon the investigation made by and through their attorneys, which investigation included, inter alia, reviewing Securities Exchange Commission (“SEC”) filings, press releases, analyst reports, news articles and other materials, as follows:

NATURE OF THE ACTION

1.                                       Plaintiffs bring this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of ADC Telecommunications, Inc.

(“ADC” of the “Company”) and who are similarly situated, for injunctive relief against consummation of a proposed merger (the “Proposed Merger”) by and among ADC, Tyco Electronics Ltd. (“Tyco”), and Tyco Electronics Minnesota, Inc. (“Tyco Minnesota”), a wholly-owned subsidiary of Tyco.

2.                                       Pursuant to the agreement and plan of merger dated as of July 12, 2010 (the “Merger Agreement”), Tyco Minnesota has agreed to commence a tender offer no later than 10 business days following the execution of the Merger Agreement to purchase all outstanding shares of ADC common stock at a purchase price of $12.75 per share in cash, in a transaction valued at approximately $1.25 billion. Should the Proposed Merger be consummated, Tyco Minnesota will merge with and into ADC and the newly merged entity will become a wholly-owned subsidiary of Tyco. Although Defendants have not set a specific closing date for the Proposed Merger, they expect the Proposed Merger close sometime during the upcoming fall season.

3.                                       Plaintiffs’ claims arise from the terms of the Proposed Merger and the defendants’ acts, as more particularly alleged herein, constitute a breach of the Director Defendants’ (as defined below) fiduciary duties owed to ADC’s public stockholders, and a violation of applicable legal standards governing defendants herein.

4.                                       As described below, both the value to ADC shareholders contemplated in the Proposed Merger and the process by which Defendants propose to consummate the Proposed Merger are fundamentally unfair to Plaintiffs and the other public shareholders of ADC. Defendants’ conduct constitutes a breach of the Director Defendants’ (as defined below) fiduciary duties owed to ADC’s public shareholders and violations of applicable legal standards governing Defendants’ conduct.

5.                                       For these reasons and as set forth in detail herein, Plaintiffs are seeking to enjoin Defendants from consummating the Proposed Merger, or, in the event the Proposed Merger is consummated, recover damages resulting from the Director Defendants’ violations of their fiduciary duties of loyalty, good faith, due care and full and fair disclosure.

THE PARTIES

6.                                       Plaintiffs have jointly owned ADC common stock since 2008 and currently own approximately 4,000 shares of ADC common stock.

7.                                       Defendant ADC is a Minnesota corporation with its principal headquarters located at 13625 Technology Dr., Eden Prairie, Minnesota 55344. ADC provides broadband communications network infrastructure products and related services worldwide. Its products enable the delivery of high-speed Internet, data, video, and voice communications over wireline, wireless, cable, enterprise, and broadcast networks.

8.                                       Defendant Robert E. Switz (“Switz”) has served as a director of ADC since August 2003 and as Chairman of the Board since August 2008. Defendant Switz has also served as President and Chief Executive Officer of ADC since August 2003. Between January 1994 and August 2003, Defendant Switz also served as Chief Financial Officer and as Executive Vice President and Senior Vice President of ADC. Moreover, Defendant Switz served as President of ADC’s former Broadband Access and Transport Group from November 2000 to April 2001.

9.                                       Defendant John J. Boyle III (“Boyle”) has served as a director of ADC since November 2009.

10.                                 Defendant William R. Spivey (“Spivey”) has served as a director of ADC since September 2004.

11.                                 Defendant Larry W. Wangberg (“Wangberg”) has served as a director of ADC since October 2001.

12.                                 Defendant Lois M. Martin (“Martin”) has served as a director of ADC since March 2004.

13.                                 Defendant Krish A. Prabhu (“Prabhu”) has served as a director of ADC since November 2008.

14.                                 Defendant John E. Rehfeld (“Rehfeld”) has served as a director of ADC since September 2004.

15.                                 Defendant David A. Roberts (“Roberts”) has served as a director of ADC since November 2008.

16.                                 Defendant Mickey P. Foret (“Foret”) has served as a director of ADC since February 2003.

17.                                 Defendant John D. Wunsch (“Wunsch”) has served as a director of ADC since 1991.

18.                                 Defendants Boyle, Spivey, Wangberg, Martin, Prabhu, Rehfeld, Roberts, Foret, and Wunsch are hereinafter referred to collectively as the “Director Defendants.”

19.                                 Defendant Tyco is a Swiss corporation based in Schaffhausen, Switzerland. Tyco provides engineered electronic components, network solutions, specialty products, and undersea telecommunication systems. Tyco sells its products in the Americas, Europe/the Middle East/Africa, and the Asia-Pacific.

20.                                 Defendant Tyco Minnesota is the wholly-owned subsidiary of Tyco that was formed to facilitate consummation of the Proposed Merger, pursuant to the terms of the Merger Agreement.

THE FIDUCIARY DUTIES OF THE DIRECTOR DEFENDANTS

21.                                 By reason of the Director Defendants’ positions with the Company, as officers and/or directors, these Defendants are in a fiduciary relationship with Plaintiffs and the other public shareholders of ADC and owe Plaintiffs and other members of the Class (defined below) fiduciary duties of good faith, fair dealing, loyalty and full and candid disclosure.

22.                                 By virtue of their positions as directors and/or officers of ADC, the Director Defendants, at all relevant times, had the power to control and influence, and did control and influence cause caused ADC to engage in the practices complained of herein.

23.                                 Each of the Director Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make a fully informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a)          adversely affects the value provided to the corporation’s shareholders;

(b)         contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)          discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d)         will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

24.                                 Plaintiffs allege herein that the Director Defendants, separately and together, in connection with the Proposed Merger, violated duties owed to Plaintiffs and the other public shareholders of ADC, including their duties of care, loyalty and good faith.

CLASS ACTION ALLEGATIONS

25.                                 Plaintiffs bring this action individually and as a class action on behalf of the holders of the common stock of the Company or their successors in interest, who have been and/or will be harmed as a result of the wrongful conduct alleged herein (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants.

26.                                 This action is properly maintainable as a class action.

27.                                 The Class is so numerous that joinder of all members is impracticable. As of July 13, 2010, there were over 96 million shares of ADC common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

28.                                 There are questions of law and fact which are common to the Class, including:

a.               whether the Director Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties owed to Plaintiffs and the Class;

b.              whether the Director Defendants have engaged, and continue to engage, in a scheme to benefit themselves at the expense of ADC shareholders in violation of their fiduciary duties;

c.               whether the Director Defendants are acting in furtherance of their own self interest to the detriment of the Class;

d.              whether Defendants have disclosed, and will disclose, all material facts in connection with the Proposed Merger; and

e.               whether Plaintiffs and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

29.                                 Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class, and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

30.                                 The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

31.                                 Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

32.                                 ADC was incorporated in Minnesota in 1935 as Magnetic Controls Company and adopted its current name in 1985. The Company is a leading global provider of broadband communications network infrastructure products and related services. Its products and other equipment allow phone, cable and wireless companies to deliver high-speed internet, data, video and voice communications over wireline, wireless, cable, enterprise and broadcast networks. ADC boasts sales in over 130 countries, and its clients include, among others, AT&T, Alcatel-Lucent, Bell Canada, Bloomberg, China Telecom, Citibank, Comcast, Cox, Deutsche Telekom, Ford, GlaxoSmithKline, HSBC, JPMorgan Chase, Mayo Clinic, Morgan Stanley, NBC, Optus, Qwest, Reliance Infocom (India), Sprint Nextel, T-Mobile, Telus, Venetian Resort Hotel,

Verizon and Vodafone.

33.                                      In 2009, the Company’s net sales exceeded approximately $1 billion.(1) In its 2009 Annual Report (the “Annual Report”), ADC touted its promising, global growth prospects. For example, the Annual Report noted that the increasing reliance on Mobile Internet and the use of smartphones — device sales and data usage for smartphones had more than doubled in the past year — presented growth opportunities for ADC’s renowned in-building wireless solutions. Defendant Switz further touted the Company’s prospects:

ADC enters fiscal 2010 ready to emerge from the severely weakened economic environment in a strong financial and competitive position. While much uncertainty remains around the macroeconomy and within our industry, ADC is confident in the long-term demand for our fiber-based and wireless broadband network infrastructure solutions, as well as our ability to take the actions necessary to improve our financial results and shareowner value.

34.                                 Indeed, ADC subsequently reported strong second quarter results on May 5, 2010. Net sales for the second quarter rose 6.8% to $274 million, compared to $256.6 million for the second quarter of fiscal 2009 and increased 3.2% compared to $265.6 million for the first quarter of 2010. In addition, ADC ended the second quarter with $619.3 million of liquidity, which included its cash and available-for-sale securities.

35.                                      In discussing the favorable second quarter 2010 results, defendant Switz stated:

We are pleased with ADC’s strong financial performance in the second quarter. Our results are highlighted by another quarter of expanding margins and sequential revenue growth. We continue to experience the bottom-line benefits of our on-going cost reduction initiatives and the implementation of process and production improvements across our operations. Moving forward, ADC is well positioned to take further advantage of our operating leverage as we realize the revenue acceleration expected during the second half of our fiscal year.

(1) This figure represents the results only for an 11-month period rather than a 12-year period, as the Board of Directors had recently approved a change in ADC’s fiscal year end from October 31 to September 30.

In addition to our second quarter revenue growth, we are seeing increased customer planning and proposal activity, indicating their intentions to renew next-generation network spending in significant ways. These investments, dedicated to deploying and upgrading FTTX and mobile networks, create growth opportunities for ADC’s high-performance fiber connectivity and wireless coverage and capacity solutions. Additionally, we expect to see continuing growth in the enterprise space where data center spending is rebounding, as well as in our professional services business which delivered another good quarter.

36.           On July 13, 2010, the Company announced that it had entered into the definitive Merger Agreement, to be acquired by Tyco in a transaction valued at approximately $1.25 billion. Specifically, the Merger Agreement was entered by and among the Company, Tyco and Tyco Minnesota. Under the terms of the agreement, Tyco will acquire ADC for $12.75 per share of ADC common stock through a two-step merger consisting of an all-cash tender offer followed by a second-step merger.

37.           The Company’s Board unanimously approved the Merger Agreement and thereby breached their fiduciary duties, as explained herein.

38.           The terms of the Merger Agreement deter competing bids and prevent the ADC Board from exercising their fiduciary duties to obtain the best available price for ADC shareholders. The Merger Agreement erects defensive barriers to competing offers and function to substantially increase the likelihood that the Proposed Merger will be consummated, leaving ADC shareholders with no meaningful premium. For example, the Merger Agreement provides that upon termination, under certain circumstances, the Company will be required to pay Tyco a termination fee of $38 million (the “Termination Fee”).

39.           Additionally, the Merger Agreement contains a “no-shop” provision pursuant to which ADC is prohibited from soliciting alternative bids for the Company — or even discussing a competing or alternative transaction — thus preventing ADC directors from obtaining a market check which would be in the best interests of ADC shareholders.(2)

40.           The Merger Agreement provides not only that ADC must not actively solicit third party bids, but also restricts the ability of ADC directors to consider an unsolicited bid. The Board must formally determine that an unsolicited bid constitutes a bona fide written superior acquisition proposal upon “considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel.” Furthermore, the Merger Agreement requires the Company to notify Tyco of any unsolicited third party bid and provides Tyco the ability to “match” any third party bid. As a result of adopting the Termination Fee and the “no-shop” provisions, Defendants have erected artificially high barriers preventing any other third party from coming forward to engage ADC.

41.           Additionally, the Merger Agreement provides Tyco with an irrevocable right to purchase ADC common shares from the Company after consummation of the tender offer for the same $12.75 per share consideration (the “Top Up Option”). There are few limitations on the amount of shares that the Company could be required to sell to Tyco. Thus, even if relatively few shares tender, this coercive Top Up Option enables Tyco to own 90% of ADC shares following the tender offer, which would allow Tyco to effectuate its intended short-form merger with ADC without a shareholder vote.

42.           In addition, over 88% of ADC’s shares are held by institutional owners, thus a few shareholders can agree to sell the Company regardless of the will of ADC’s public shareholders. Accordingly, the Proposed Merger is wrongful, unfair and harmful to the Company’s public stockholders who will not receive their fair portion of the value of their equity

(2) ADC may not: “directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal, [or] (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company ... or afford access to the business, properties, assets, books or records of the Company ... to, any Person with respect to inquiries regarding, or the making of, an Acquisition Proposal....” (Merger Agreement, Section 7.04).

ownership of the Company.

43.           Analysts have reacted negatively to the Proposed Merger. For example, immediately after the Proposed Merger was announced, three analysts (from Jefferies, CL King and UBS) downgraded ADC.

44.           As ADC’s recent financial results indicate, the Company is currently poised to achieve significant success in the future. This is especially true given the proliferation of electronic such as smartphones, 3D television and video conferencing that will increase the need for fiber-optic connectivity. Rather than permitting ADC’s shares to trade freely and allowing its public shareholders to reap the benefits of the Company’s prospects, the Director Defendants have agreed to a transaction that undervalues ADC at a time when the Company’s stock price is trading below its inherent value worth and with it is poised to capitalize on its positive and encouraging financial outlook.

45.           The Proposed Merger comes at a time when the Company’s stock price is undervalued but its prospects for growth and increased revenue are substantially increasing as the economic recession is ending. ADC’s insiders are well aware of the Company’s intrinsic value and that ADC shares are significantly undervalued. Tyco recognized ADC’s solid performance and potential for growth and determined to capitalize on the recent downturn in the Company’s stock price at the expense of ADC’s public shareholders.

46.           The consideration offered to ADC’s public stockholders in the Proposed Merger is unfair and grossly inadequate because, among other things, the intrinsic value of ADC’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the Company’s prospects for future growth and earnings set forth above.

47.           Although the Director Defendants are duty-bound to protect the interests of ADC shareholders by obtaining the maximum value reasonably available in any sale or merger of the

Company, Defendants entered into the Proposed Merger at an inadequate price.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Director Defendants

48.           Plaintiffs repeat and re-allege each allegation set forth herein.

49.           In approving the Proposed Merger and adopting the Merger Agreement, the Director Defendants have violated their fiduciary duties of care, loyalty, candor and good faith owed to public shareholders of ADC.

50.           By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiffs and other members of the Class of the true value of their investment in ADC.

51.           As demonstrated by the allegations above, the Director Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of ADC because, among other reasons: they failed to take steps to maximize the value of ADC to its public shareholders; failed to fully inform themselves of ADC’s market value before taking, or agreeing to refrain from taking, action; and failed to obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Merger.

52.           As a result of the actions of Defendants, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of ADC’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

53.           Defendants are not acting in good faith toward Plaintiffs and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the

Class. Unless Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiffs and the members of the Class, all to the irreparable harm of the members of the Class.

54.           Plaintiffs and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiffs and the Class
Against Tyco and Tyco Minnesota for Aiding and Abetting the
Director Defendants’ Breach of Fiduciary Duties

55.           Plaintiffs incorporate by reference and re-allege each and every allegation contained above, as though fully set forth herein.

56.           Defendants Tyco and Tyco Minnesota have acted and are acting with knowledge of the fact that the Director Defendants are in breach of their fiduciary duties to ADC’s public shareholders, and have participated in such breaches of fiduciary duties.

57.           Tyco and Tyco Minnesota have knowingly aided and abetted the Director Defendants’ wrongdoing alleged herein. In so doing, Tyco and Tyco Minnesota rendered substantial assistance in order to effectuate the Director Defendants’ plan to consummate the Proposed Merger in breach of their fiduciary duties.

58.           Plaintiffs have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand injunctive relief in his favor and in favor of the Class and against Defendants as follows:

A.            Declaring that this action is properly maintainable as a Class action and certifying Plaintiffs as Class representatives;

B.            Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from consummating the Proposed Merger, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C.            Rescinding, to the extent already implemented, the Proposed Merger or any of the terms thereof, or granting Plaintiffs and the Class rescissory damages;

D.            Directing the Defendants to account to Plaintiffs and the Class for all damages suffered as a result of the wrongdoing complained of herein;

E.             Awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.             Granting such other and further equitable relief as this Court may deem just and proper.

Dated:    July 23, 2010

LOCKRIDGE GRINDEL NAUEN P.L.L.P

By:	/s/ Gregg M. Fishbein
Gregg M. Fishbein (No. 202009) Karen H. Riebel (No. 219770) 100 Washington Avenue South, Suite 2200 Minneapolis, MN 55401-2159 Telephone: (612) 596-4044 Facsimile: (612) 339-0981

HARWOOD FEFFER LLP Robert I. Harwood 488 Madison Avenue, 8th Floor New York, New York 10022 Telephone: (212) 935-7400 Facsimile: (212) 753-3630

ACKNOWLEDGMENT

The undersigned hereby acknowledges that costs, disbursements, and reasonable attorney and witness fees may be awarded pursuant to Minn. Stat. § 549.211. subd. 2 to the party against whom the allegations in this pleading are asserted.

Dated:  July 23, 2010

By:	/s/ Gregg M. Fishbein
Gregg M. Fishbein